Exhibit 99.1

SPI Energy Co., Ltd. Announces Resignation of Director

Hong Kong, October 11 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that Mr. Roger Dejun Ye resigned as a Director of the board of director of the Company effective as of October 9, 2017.

“We would like to thank Mr. Roger Ye for his dedication and contributions to the Company and we are grateful for his support and cooperation during his tenure as a valued board member and wish him well in his future endeavors,” said Xiaofeng Peng, Chairman and CEO of SPI Energy.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

SPI Energy Co., Ltd.